United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

INTEGRA LIFESCIENCES HOLDINGS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	000-26224	51-0317849
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)
1100 CAMPUS ROAD
PRINCETON, NEW JERSEY 08540
(Address of principal executive offices)

Lesha Shinn Vice President, Deputy General Counsel & Secretary (609) 275-0500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
This Form SD of Integra LifeSciences Holdings Corporation (the “Company”) has been prepared and filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2024 to December 31, 2024 (the “Reporting Period”).
A copy of the Company’s conflict minerals report prepared in accordance with the Rule for the Reporting Period is attached as Exhibit 1.01 to this Form SD and is also available at the following internet website https://www.integralife.com/ConflictMineralsPolicy.
The reference to Integra’s website is provided for convenience only, and its contents are not incorporated by reference into this Form SD and the conflict minerals report nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 Exhibit
The Company has filed, as Exhibit 1.01 to this Form SD, the conflict minerals report required by Item 1.01.
Section 2 — Exhibits
Item 2.01 Exhibits
The following exhibit is filed as part of this report:
Exhibit 1.01 — Conflict Minerals Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INTEGRA LIFESCIENCES HOLDINGS CORPORATION

Date: May 30, 2025	By:	/s/ Lea Knight
Lea Knight
	Title:	Executive Vice President and Chief Financial Officer